
10035462

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2009** (MM/DD/YY) AND ENDING **December 31, 2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ensemble Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

179 Sully's Trail, Suite 200
(No. and Street)

Pittsford	**NY**	**14534**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Rogers **(585) 248-0050**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mengel, Metzger, Barr & Co. LLP
(Name – *if individual, state last, first, middle name*)

100 Chestnut Street, Suite 1200	**Rochester**	**NY**	**14604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/2010
SP

OATH OR AFFIRMATION

I, **Thomas J. Rogers**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Ensemble Financial Services, Inc.**, as of **December 31**, 20 **09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Notary Public

CHRISTINE WARNER
Notary Public, State of New York
No. 01WA6009727
Qualified in Monroe County
Commission Expires July 6, 20 10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF
A.M.&M. FINANCIAL SERVICES, INC.)

PITTSFORD, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

AND

INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2009 AND 2008

CONTENTS



MENGEL METZGER BARR & CO. LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ensemble Financial Services, Inc.

We have audited the accompanying statements of financial condition of Ensemble Financial Services, Inc. (a wholly owned subsidiary of A.M.&M. Financial Services, Inc.) as of December 31, 2009 and 2008 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ensemble Financial Services, Inc. as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 23, 2010

100 Chestnut Street | Suite 1200 | Rochester, NY 14604 | P 585.423.1860 | F 585.423.5966 | mengelmetzgerbarr.com
Additional Offices: Elmira, NY • Hornell, NY • An Independent Member of the BDO Seidman Alliance

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
ASSETS	2009	2008
CURRENT ASSETS		
Cash and cash equivalents	$ 1,171,800	$ 1,180,213
Commissions receivable	20,000	-
Due from brokers	8,756	16,483
Prepaid expenses	325,348	157,544
Due from parent	330,480	135,452
TOTAL CURRENT ASSETS	1,856,384	1,489,692
PROPERTY AND EQUIPMENT		
Furniture and fixtures	64,692	64,692
Office equipment	28,177	25,172
Leasehold improvements	81,795	81,795
	174,664	171,659
Less accumulated depreciation	53,620	38,085
	121,044	133,574
DEPOSIT	50,000	50,000
	$ 2,027,428	$ 1,673,266
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued commissions	$ 197,150	$ 67,672
OTHER LIABILITY		
Deferred lease credits	8,518	17,037
STOCKHOLDER'S EQUITY		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	5,000	5,000
Additional paid-in capital	3,800	3,800
Retained earnings	1,812,960	1,579,757
TOTAL STOCKHOLDER'S EQUITY	1,821,760	1,588,557
	$ 2,027,428	$ 1,673,266

The accompanying notes are an integral part of the financial statements.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

STATEMENTS OF INCOME

	Year ended December 31, 2009	Year ended December 31, 2008
Revenue:		
Commissions	$ 8,953,605	$ 9,592,547
Other	589,125	544,536
TOTAL REVENUE	9,542,730	10,137,083
Operating expenses:		
Commissions	7,560,738	8,168,621
Management fee	851,833	836,445
Insurance	110,682	114,028
Other	624,703	650,042
TOTAL OPERATING EXPENSES	9,147,956	9,769,136
INCOME BEFORE PROVISION FOR INCOME TAXES	394,774	367,947
Provision for income taxes	161,571	143,944
NET INCOME	$ 233,203	$ 224,003

The accompanying notes are an integral part of the financial statements.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common stock		Additional paid-in capital	Retained earnings	Total stockholder's equity
	Shares	Amount			
Balance at January 1, 2008	100	$ 5,000	$ 3,800	$ 1,355,754	$ 1,364,554
Net income	-	-	-	224,003	224,003
BALANCE AT DECEMBER 31, 2008	100	5,000	3,800	1,579,757	1,588,557
Net income	-	-	-	233,203	233,203
BALANCE AT DECEMBER 31, 2009	100	5,000	3,800	1,812,960	1,821,760

The accompanying notes are an integral part of the financial statements.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

STATEMENTS OF CASH FLOWS

	Year ended December 31,	
	2009	2008
CASH FLOWS - OPERATING ACTIVITIES		
Net income	$ 233,203	$ 224,003
Adjustments to reconcile net income to net cash provided from operating activities:		
Depreciation	15,535	14,756
Changes in certain assets and liabilities affecting operations:		
Commissions receivable	(20,000)	24,000
Due from brokers	7,727	1,196
Prepaid expenses	(167,804)	(14,373)
Accrued commissions	129,478	(100,815)
Accounts payable	-	(4,429)
Deferred lease credits	(8,519)	17,037
NET CASH PROVIDED FROM OPERATING ACTIVITIES	189,620	161,375
CASH FLOWS - INVESTING ACTIVITIES		
Purchase of property and equipment	(3,005)	(30,157)
NET CASH USED FOR INVESTING ACTIVITIES	(3,005)	(30,157)
CASH FLOWS - FINANCING ACTIVITIES		
Increase in amounts due from parent	(195,028)	(514,284)
NET CASH USED FOR FINANCING ACTIVITIES	(195,028)	(514,284)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(8,413)	(383,066)
Cash and cash equivalents at beginning of year	1,180,213	1,563,279
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,171,800	$ 1,180,213
SUPPLEMENTAL CASH FLOW DISCLOSURE		
Income tax payments (paid to parent)	$ 161,571	$ 143,944

The accompanying notes are an integral part of the financial statements.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Ensemble Financial Services, Inc. (a wholly owned subsidiary of A.M.&M. Financial Services, Inc. "AM&M") (the "Company" or "Ensemble"), located in Pittsford, New York, is a member of the Financial Industry Regulatory Authority ("FINRA") and is a registered broker/dealer. The Company sells securities to clients across the country. AM&M operates as a subsidiary of Tompkins Financial Corporation ("Tompkins") and Ensemble operates as a wholly-owned subsidiary of AM&M.

Basis of accounting

The Company's financial statements are prepared on the accrual basis of accounting.

Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments with original maturities of less than three months when purchased. The Company maintains cash balances at financial institutions located in upstate New York. Cash account balances are insured by the Federal Deposit Insurance Corporation up to $250,000 at each institution. In addition, in accordance with the Federal Deposit Insurance Corporation's Temporary Liquidity Program, certain non-interest bearing transaction accounts at the financial institutions are 100% insured through June 30, 2010. The Company also has cash equivalents in an investment account which is insured by the Securities Investor Protection Corporation ("SIPC") up to $500,000. There were no uninsured cash and cash equivalent balances at December 31, 2009. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk on cash and cash equivalents.

Property and equipment

Property and equipment are stated on the basis of cost. Furniture, fixtures and office equipment are amortized over a period of five to seven years and leasehold improvements are amortized over a period of ten years. Depreciation is computed by using both the straight-line and accelerated methods over the estimate useful lives of the assets for financial reporting purposes.

Major expenditures for renewals and betterments are capitalized while expenditures for replacements, maintenance and repairs which do not improve or extend the life of the respective assets are expensed currently. When assets are retired or otherwise disposed of, the cost and accumulated depreciation thereon are removed from the accounts and resulting gains or losses are included in operations.

Deposit

The Company has a cash deposit with an organization which transacts security trades on behalf of the Company. This deposit is refundable when the relationship is terminated.

Recognition of revenue

Commissions are recorded on a trade-date basis as securities transactions occur.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

Income taxes

The Company is included in the consolidated Federal and New York State income tax returns of its ultimate parent company, Tompkins Financial Corporation. As part of an informal tax sharing agreement, the Company pays an amount of tax to AM&M based on its percentage of AM&M's total pretax income. The amount of current tax or benefit is either remitted to or received from AM&M.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

The Company has conducted an evaluation of potential subsequent events occurring after the statement of financial condition date through February 23, 2010, which is the date the financial statements are available to be issued. No subsequent events requiring disclosure were noted.

NOTE B: RELATED PARTY TRANSACTIONS

Management fee

The Company is charged a management fee by AM&M for providing administrative services, office space and equipment. This fee is based upon salaries and other administrative costs and was $851,833 and $836,445 for the years ended December 31, 2009 and 2008, respectively.

Due from parent of $330,480 and $135,452 at December 31, 2009 and 2008, respectively, represents a non-interest bearing advance which is expected to be repaid in the next twelve months. The Company maintains a noninterest bearing commercial checking account with a subsidiary bank of Tompkins. The amount held with the related bank was approximately $617,000 and $704,000 at December 31, 2009 and 2008, respectively. These amounts are included in cash and cash equivalents on the statements of financial condition.

NOTE C: REGULATORY NET CAPITAL REQUIREMENTS

The Company is subjected to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a specified ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. As of December 31, 2009, the Company had net capital of $1,010,877 which was $960,877 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .20 to 1.

NOTE D: UNCERTAIN TAX POSITIONS

The Company is a Corporation taxed under the provisions of the Internal Revenue Code and state laws. The Company is included in the consolidated Federal and New York State income tax returns of its ultimate parent company, Tompkins Financial Corporation. Recent tax years of Tompkins Financial Corporation are subject to potential audit by the IRS and the taxing authority in New York State. On January 1, 2009 the Company adopted the provisions of FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes* (formerly FIN 48), and its related amendment. Management of the Company believes it has no material uncertain tax positions and, accordingly it will not recognize any liability for unrecognized tax benefits.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

SUPPLEMENTARY INFORMATION



MENGEL METZGER BARR & CO. LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Ensemble Financial Services, Inc.

We have audited the accompanying financial statements of Ensemble Financial Services, Inc. (a wholly owned subsidiary of A.M.&M. Financial Services, Inc.) as of December 31, 2009 and 2008 and for the years then ended, and have issued our report thereon dated February 23, 2010. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial information hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the information on pages 13 to 17 is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 23, 2010

100 Chestnut Street | Suite 1200 | Rochester, NY 14604 | P 585.423.1860 | F 585.423.5966 | mengelmetzgerbarr.com
Additional Offices: Elmira, NY • Hornell, NY • An Independent Member of the BDO Seidman Alliance

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total stockholder's equity		$ 1,821,760
Less non-allowable assets:		
Commissions receivable		20,000
Due from brokers		8,756
Prepaid expenses		325,348
Due from parent		330,480
Property and equipment, net		121,044
		805,628
Less haircuts on debt securities		5,255
NET CAPITAL		$ 1,010,877
Computation of basic net capital requirement:		
6-2/3% of aggregate indebtedness	$ 13,711	
Minimum requirement	$ 50,000	
Greater of the above		$ 50,000
EXCESS NET CAPITAL		$ 960,877
Excess net capital at 1000%		$ 990,310
Ratio of aggregate indebtedness to net capital		.20 to 1
Computation of aggregate indebtedness:		
Accrued commissions		$ 197,150
Deferred lease credits		8,518
TOTAL AGGREGATE INDEBTEDNESS		$ 205,668

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation on page 13.

EXEMPTION FROM RULE 15c3-3

An exemption from Rule 15c3-3, is claimed based upon rule section (k)(2)(ii). All customer transactions are cleared through another broker/dealer (National Financial Services LLC, Sec 8-26740) on a fully disclosed basis.



MENGEL METZGER BARR & CO. LLP
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Ensemble Financial Services, Inc.

In planning and performing our audit of the financial statements of Ensemble Financial Services, Inc. (a wholly owned subsidiary of A.M.& M. Financial Services, Inc.) (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

100 Chestnut Street | Suite 1200 | Rochester, NY 14604 | P 585.423.1860 | F 585.423.5966 | mengelmetzgerbarr.com
Additional Offices: Elmira, NY • Hornell, NY • An Independent Member of the BDO Seidman Alliance

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Board of Directors and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 23, 2010



MENGEL METZGER BARR & CO. LLP
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Ensemble Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by Ensemble Financial Services, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the nine months ended December 31, 2009, with the amounts reported in Form SIPC-7T, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and work papers prepared by the Company, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and work papers supporting the adjustments, noting no differences.

100 Chestnut Street | Suite 1200 | Rochester, NY 14604 | P 585.423.1860 | F 585.423.5966 | mengelmetzgerbarr.com
Additional Offices: Elmira, NY • Hornell, NY • An Independent Member of the BDO Seidman Alliance

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 23, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035776 FINRA DEC
ENSEMBLE FINANCIAL SERVICES INC 11*11
179 SULLYS TRL STE 302
PITTSFORD NY 14534-4500

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 3174.11

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1102.80)

   1/2/09
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 2071.31

   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

   F. Total assessment balance and interest due (or overpayment carried forward) $ 2071.31

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 2071.31

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ensemble Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of February, 2010.

President & Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 7,312,706

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. <5594,292>

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): <448,769>

______ ______ ______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 1269645

2e. General Assessment @ .0025 $ 3174.11

(to page 1 but not less than $150 minimum)